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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66982

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024**   AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Ally Invest Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

601 Tryon Street

(No. and Street)

Charlotte   **NC**   **28202**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alex Martin   alex.martin@invest.ally.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

1001 Woodward, Suite 700 Detroit   **MI**   **48226**

(Address)   (City)   (State)   (Zip Code)

10/20/2003   **34**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Alex Martin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ally Invest Securities LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Subscribed and sworn to before me
this 26th day of Feb 20 25 .

_____
Notary Public in and for King County
State of Washington, Residing at
Pony Express Juanita, My commission
expires Notary Public 03/19/2026

Signature: _____

Title:
Principal Financial Officer

[Notary seal: INSEOK CHEONG, COMM. # 170910, NOTARY PUBLIC, EXP. 03/19/2026, STATE OF WASHINGTON]

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Ally Invest Securities LLC

SEC I.D. No 8-66982

Statement of Financial Condition as of December 31, 2024,
and Report of Independent Registered Public Accounting Firm

Filed in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a Public Document.

INDEX

Ally Invest Securities LLC



Deloitte & Touche LLP
1001 Woodward
Suite 700
Detroit, MI 48226-1904
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Ally Invest Group Board and Member of:
Ally Invest Securities LLC
601 S Tryon Street
Charlotte, NC 28202

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ally Invest Securities LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2025

We have served as the Company's auditor since 2017.

Statement of Financial Condition

Ally Invest Securities LLC

December 31, 2024

Assets		
Cash and cash equivalents	$	21,866,283
Receivables from brokers		9,128,028
Deposit at clearing broker (Note 4)		1,300,000
Other assets		1,132,501
Total assets	$	33,426,812
Liabilities		
Accounts payable and accrued liabilities (Note 5)	$	2,367,214
Securities sold, not yet purchased (Note 6)		236,482
Due to affiliates (Note 2)		3,280,115
Total liabilities		5,883,811
Commitments and contingencies		-
Member's equity		27,543,001
Total liabilities and member's equity	$	33,426,812

The accompanying notes are an integral part of the Statement of Financial Condition.

Notes to Statement of Financial Condition

Ally Invest Securities LLC

1.   Summary of Significant Accounting Policies

Description of Business and Organization

Ally Invest Securities LLC, ("the Company") is a broker dealer registered with the Securities and Exchange Commission ("the SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Ally Invest Group Inc. ("the Parent"). The Parent is a wholly owned subsidiary of Ally Financial Inc. ("AFI").

The Company engages in buying and selling securities for its retail self-directed customers, facilitated through an internet-based trading platform. The Company clears all customer transactions through a clearing broker-dealer on a fully disclosed basis.

Segment Reporting

The Company operates a single segment consisting of its retail investing business that is based out of Charlotte, North Carolina. The Invest segment offers retail self-directed investing products to its customers located in the United States. The Company's Chief Operating Decision Maker ("CODM") is the President of Ally Invest Securities. The Company's operations consist of a single operating segment and, therefore, a single reportable segment. The CODM manages the activities using information of the Company as a whole. The accounting policies of the retail investing segment are the same as those described in the summary of significant accounting policies.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies, including the SEC and FINRA. The oversight of these organizations includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents.

The Company maintains account balances with financial institutions in excess of federally insured limits.

Receivables from Brokers

Receivables from brokers are uncollateralized commission and fee obligations due under normal trade terms. The carrying amount of broker receivables may be reduced by an allowance reflecting management's best estimate of the amounts that will not be collected. Management individually reviews all broker receivable balances, and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. All accounts or portions thereof determined to be uncollectible are written off to the allowance for doubtful accounts. Management believes the accounts are fully collectible and are stated at net realizable value, therefore, no allowance for doubtful accounts is recorded at December 31, 2024.

Use of Estimates in the Preparation of the Statement of Financial Condition

U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single member limited liability company that is not subject to income taxes as it is a disregarded entity for income tax purposes. The Parent is a wholly owned subsidiary of AFI and is included in the consolidated tax return. AFI is responsible for the payment of income taxes and does not allocate income taxes to the Company.

Notes to Statement of Financial Condition

Ally Invest Securities LLC

2.   Related Party Transactions

Administrative Services Agreement

The Company receives management and administrative services from its Parent under the terms of an Administrative Services Agreement. Services include the use of employee compensation and benefits, office facilities, equipment, technology, and other services. In this regard, the Parent incurs operating expenses which directly benefit the Company. Such expenses are allocated to the Company at cost.

Under the terms of the Administrative Services Agreement, the Parent also charges an amount equivalent to $0.25 per trade for the use of Parent owned and developed technology assets.

Additionally, throughout the year, AFI processes payments to vendors on behalf of the Company for most services used including but not limited to payroll and vendor invoices.

Receivables from and payables due to affiliates

Receivables from affiliates consist of amounts advanced and reimbursable costs paid on behalf of affiliated companies. Payables due to affiliates consist of amounts paid by affiliates for reimbursable costs on behalf of the Company. Amounts due from or to affiliates are unsecured, non-interest bearing and due on demand. The Company's receivable and payable balances with its affiliates are shown in the following table.

December 31, 2024	Receivables	Payables
Ally Invest Advisors Inc.	$ —	$ 144,376
Ally Invest Group Inc.	—	1,630,006
Ally Financial Inc.	—	1,505,733
Total	$ —	$ 3,280,115

Dividends to Parent

The Company paid cash dividends to the Parent totaling $5,000,000 for the period ending December 31, 2024.

3.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires that the Company maintain adequate net capital and certain ratios, including aggregate indebtedness to net capital.

The Company is required to maintain minimum net capital equivalent to the greater of $250,000 or 6 2/3% of aggregate indebtedness and requires the percentage of aggregate indebtedness to not exceed net capital by 1500%. At December 31, 2024, the Company had net capital of $22,997,927 as defined, which was $22,621,438 in excess of its required minimum net capital of $376,489. The Company's aggregate indebtedness as of December 31, 2024, equals 24.6% of its net capital.

4.   Risk Concentration

Securities Clearing and Custody

The Company operates as an introducing broker-dealer and as such all its client accounts are held at its clearing brokerage firm. The clearing and depository operations for the Company's securities transactions are provided by Apex Clearing Corporation ("Apex"), whose principal office is in Dallas, Texas. The Company's clearing deposit requirement is $1,300,000.

5.   Commitments and Contingencies

Legal

During the normal course of operations, the Company, the Parent and its affiliates, from time to time, are or may be involved in pending or threatened legal proceedings and other matters and are or may be subject to potential liability in connection with them, including lawsuits, arbitrations, claims, regulatory or other governmental information-gathering requests, examinations, investigations, and enforcement

Ally Invest Securities, LLC

proceedings. The Company accrues for a legal matter or other contingent exposure when a loss becomes probable and the amount of the loss can be reasonably estimated. The course and outcomes of these matters are inherently unpredictable and no assurance exists that the Company's accruals will not need to be adjusted in the future. As a result, the Company may be unable to determine when threatened or pending legal matters and other contingent exposures will be resolved and what losses may be incrementally and ultimately incurred. Actual losses may be higher or lower than any amounts accrued or estimated for those matters and other exposures.

As of December 31, 2024, the Company has accrued $1,250,000 related to a regulatory matter concerning recordkeeping practices. This amount is included in accounts payable and accrued liabilities on the Statement of Financial Condition.

General Contingencies

In the ordinary course of business, there are various contingencies that are not reflected in the Statement of Financial Condition. Such contingencies have not been accrued for because they are not probable to occur, and any associated amounts cannot be reasonably estimated.

Under the terms of the Company's securities clearing agreement with Apex, the Company introduces its clients' securities accounts to Apex, who, as the clearing broker, clears and maintains all client account activity. The Company is responsible for obtaining from each client such funds or securities as required to be deposited or maintained in their accounts. As a result, the Company is liable for any loss, liability, damage, cost, or expense incurred or sustained by Apex as a result of the failure of any client to timely make payments or deposits of securities to satisfy their contractual obligations.

Client securities activities are transacted on either a cash- or margin-basis. In margin transactions, the Company may extend credit to the client, through its clearing broker, subject to various regulatory and margin lending practices, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes client transactions involving the sale of securities not yet purchased, known as "short sales." Such transactions may expose the Company to credit risk in the event the client's assets are not sufficient to fully cover losses, which the client may incur. In the event the client fails to satisfy its obligations, the Company will purchase or sell financial instruments in the client's account in order to fulfill the client's obligations. The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory guidelines. Compliance with these guidelines is monitored, and pursuant to such guidelines, clients may be required to deposit additional collateral, or reduce positions, when necessary. The maximum potential exposure under these arrangements is difficult to estimate; however, the potential for the Company to incur material losses pursuant to these arrangements is remote.

6. Securities Sold, Not Yet Purchased

Securities sold, not yet purchased are stated at fair value and represent obligations to deliver specified securities at predetermined prices. Fair value of the securities is based on the quoted market prices. The Company is obligated to purchase the securities sold short at their fair value to satisfy the obligation. U.S. GAAP specifies a three-level hierarchy that is used when measuring and disclosing fair value. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

As of December 31, 2024, the Company has Level 1 securities sold, not yet purchased at a fair value of $236,482 in the form of corporate stock.

7. Subsequent Events

Management has evaluated subsequent events through February 27, 2025, the date the Statement of Financial Condition was available to be issued and determined that there have been no events that have occurred that would require adjustments to our disclosures in the Statement of Financial Condition.